Exhibit 99.1

CyberArk Announces Strong Fourth Quarter and Full Year 2014 Results

Fourth quarter total revenue of $36.3 million increases 81% year-over-year

Full Year 2014 total revenue of $103.0 million increases 56% year-over-year

Newton, Mass. and Petach Tikvah, Israel – February 12, 2015 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the fourth quarter and full year ended December 31, 2014.

Udi Mokady, CyberArk CEO, said, “We are very pleased with our strong fourth quarter and full year results. It has become increasingly clear that privileged account security is the critical new layer of protection for organizations. Our results this quarter and in all of 2014 reinforce that we are seeing returns on our investments in product development and sales and marketing and successfully addressing the significant opportunity in front of us. We are very well positioned in the market, and in 2015 we will continue our focus on innovation, scale and execution to drive growth and further extend our leadership position.”

Financial Highlights for the Fourth Quarter Ended December 31, 2014

Revenue:

•	Total revenue was $36.3 million, up 81% year-over-year compared with the fourth quarter of 2013.

•	License revenue was $24.4 million, up 95% compared with the fourth quarter of 2013.

•	Maintenance and Professional Services revenue was $11.9 million, up 57% year-over-year.

Operating Income:

•	GAAP operating income was $9.5 million for the quarter, an increase compared to $2.7 million in the fourth quarter of 2013.

•	Non-GAAP operating income was $10.0 million for the quarter, an increase compared to $2.8 million in the fourth quarter of 2013.

Net Income:

•	GAAP net income was $6.7 million, an increase compared to GAAP net income of $1.4 million in the fourth quarter of 2013.

•	GAAP net income per share was $0.19, compared to $0.01 in the fourth quarter of 2013, based on 34.7 and 10.4 million weighted average diluted shares, respectively.

•	Non-GAAP net income was $7.2 million, an increase compared to $2.2 million in the fourth quarter of 2013.

•	Non-GAAP net income per share was $0.21, compared to $0.08 in the fourth quarter of 2013, based on 34.7 million and 27.0 million weighted average diluted shares, respectively.

Financial Highlights for the Full Year Ended December 31, 2014

Revenue:

•	Total revenue was $103.0 million, up 56% compared with 2013.

•	License revenue was $61.3 million, up 58% compared with 2013.

•	Maintenance and Professional Services revenue was $41.7 million, up 53% year-over-year.

Operating Income:

•	GAAP operating income was $20.5 million, an increase compared to $9.1 million in 2013.

•	Non-GAAP operating income was $22.0 million, an increase compared to $9.5 million in 2013.

Net Income:

•	GAAP net income was $10.0 million, an increase compared to GAAP net income of $6.6 million 2013.

•	GAAP net income per share was $0.34, compared to $0.14 in 2013, based on 29.7 million and 10.8 million weighted average diluted shares, respectively.

•	Non-GAAP net income was $15.8 million, an increase compared to $8.5 million in 2013.

•	Non-GAAP net income per share was $0.53, compared to $0.31 in 2013, based on 29.7 million and 27.3 million weighted average diluted shares, respectively.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three and twelve months ended December 31, 2014 and 2013. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of December 31, 2014, CyberArk had $177.2 million in cash and cash equivalents and short-term deposits compared with $65.4 million as of December 31, 2013.

•	During 2014, the Company generated $23.8 million in cash flow from operations, an increase compared to $20.2 million during in 2013.

Business Outlook

Based on information available as of February 12, 2015, CyberArk is issuing guidance for the first quarter and full year 2015 as indicated below.

First Quarter 2015:

•	Total revenue is expected to be in the range of $25.5 million to $26.5 million.

•	Non-GAAP operating income is expected to be in the range of $1.6 million to $2.5 million.

•	Non-GAAP net income per share is expected to be in the range of $0.04 to $0.06. This assumes 34.7 million weighted average diluted shares.

Full Year 2015:

•	Total revenue is expected to be in the range of $127.0 million to $130.0 million which represents 23% to 26% year-over-year growth.

•	Non-GAAP operating income is expected to be in the range of $11.0 million to $12.5 million.

•	Non-GAAP net income per share is expected to be in the range of $0.24 to $0.27. This assumes 35.1 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on Thursday, February 12, 2015 at 5:00 p.m. Eastern Time (ET) to discuss the company’s fourth quarter and full year financial results and business outlook. To access this call, dial 888-437-9445 (domestic) or 719-457-2689 (international). The conference ID is 1256897. Additionally, a live webcast of the conference call will be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at 877-870-5176 (U.S.) or 858-384-5517 (international). The replay pass code is 1256897. An archived webcast of this conference call will also be available in the “Investor Relations” section of the Company’s web site at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including 40 percent of the Fortune 100 and 17 of the world’s top 20 banks – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, MA. The company also has offices throughout EMEA and Asia-Pacific. To learn more about CyberArk, visit www.cyberark.com.

Copyright © 2015 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	For the three and twelve months ended December 31, 2014 and 2013, non-GAAP operating income is calculated as operating income excluding stock-based compensation expense.

•	For the three months ended December 31, 2014, non-GAAP net income is calculated as net income excluding stock-based compensation expense and for the three months ended December 31, 2013, non-GAAP net income is calculated as net income excluding (i) stock-based compensation expense and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares.

•	For the twelve months ended December 31, 2014 and 2013, non-GAAP net income is calculated as net income excluding (i) stock-based compensation expense and (ii) financial expenses resulting from the revaluation of warrants to purchase preferred shares.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude stock-based compensation expense allows for more meaningful comparisons of its period to period operating results. Stock-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. In addition, the Company believes that excluding financial expenses with respect to revaluation of warrants to purchase preferred shares allows for more meaningful comparison between its net income from period to period, especially since upon the closing of the IPO, the warrants were exercised for ordinary shares, and as a result, are no longer evaluated at each balance sheet date. Each of these financial measures is an important tool for financial and operational decision-making and for evaluating the Company’s own operating results over different periods of time.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s management. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the new and rapidly evolving cyber threat landscape; failure to effectively manage growth; fluctuations in quarterly results of operations; real or perceived shortcomings, defects or vulnerabilities in the Company’s solution or the failure of the solution to meet customers’ needs; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors and other factors discussed under the heading “Risk Factors” in the final prospectus for the Company’s initial public offering filed with the Securities and Exchange Commission on September 24,

2014. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact:

Staci Mortenson

ICR

617-558-2132

ir@cyberark.com

Media Contact:

Christy Lynch

CyberArk

617-796-3210

press@cyberark.com

CYBERARK SOFTWARE LTD.

Consolidated Statements of Operations

U.S dollars in thousands (except per share data)

	Three Months Ended		Year Ended
	Dec 31,		Dec 31,
	2013	2014	2013	2014
	(unaudited)
Revenues:
License	$12,518	$24,451	$38,907	$61,320
Maintenance and professional services	7,534	11,854	27,250	41,679

Total revenues	20,052	36,305	66,157	102,999

Cost of revenues:
License	481	831	1,216	2,654
Maintenance and professional services	2,074	3,681	7,860	12,053

Total cost of revenues	2,555	4,512	9,076	14,707

Gross profit	17,497	31,793	57,081	88,292

Operating expenses:
Research and development	2,850	4,163	10,404	14,400
Sales and marketing	10,407	14,788	32,840	44,943
General and administrative	1,582	3,336	4,758	8,495

Total operating expenses	14,839	22,287	48,002	67,838

Operating income	2,658	9,506	9,079	20,454

Financial expenses, net	(501)	(555)	(1,124)	(5,988)

Income before taxes on income	2,157	8,951	7,955	14,466

Taxes on income	(761)	(2,291)	(1,320)	(4,512)

Net income	$1,396	$6,660	$6,635	$9,954

Basic net income per ordinary share	$0.02	$0.22	$0.25	$0.46

Diluted net income per ordinary share	$0.01	$0.19	$0.14	$0.34

Shares used in computing net income per ordinary shares, basic	6,958,713	30,466,847	6,900,433	13,335,059

Shares used in computing net income per ordinary shares, diluted	10,436,373	34,673,940	10,765,914	29,704,730

Share-based Compensation Expense:

	Three Months Ended		Year Ended
	Dec 31,		Dec 31,
	2013	2014	2013	2014
	(unaudited)

Cost of revenues	$14	$69	$39	$137
Research and development	26	73	73	172
Sales and marketing	(15)	197	126	347
General and administrative	92	208	165	917

Total share-based compensation expense	$117	$547	$403	$1,573

CYBERARK SOFTWARE LTD.

Consolidated Balance Sheets

U.S dollars in thousands

	Dec 31, 2013	Dec 31, 2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$62,379	$124,184
Short-term bank deposits	2,989	52,997
Trade receivables	12,728	19,263
Prepaid expenses and other current assets	2,083	2,078
Short-term deferred tax asset	2,647	3,788

Total current assets	82,826	202,310

LONG-TERM ASSETS:
Property and equipment, net	1,272	2,148
Severance pay fund	3,071	3,060
Prepaid expenses and other long-term assets	1,012	1,021
Long-term deferred tax asset	1,451	2,013

Total long-term assets	6,806	8,242

TOTAL ASSETS	$89,632	$210,552

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,766	$1,835
Employees and payroll accruals	6,821	10,322
Deferred revenues	18,175	22,594
Accrued expenses and other current liabilities	4,517	6,942

Total current liabilities	31,279	41,693

LONG-TERM LIABILITIES:
Deferred revenues	6,303	9,566
Other long-term liabilities	—	184
Accrued severance pay	4,070	4,101
Warrants to purchase preferred shares	2,134	—

Total long-term liabilities	12,507	13,851

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	17	79
Preferred shares of NIS 0.01 par value	41	—
Additional paid-in capital	34,811	134,486
Accumulated other comprehensive income (Loss)	155	(333)
Retained earnings	10,822	20,776

Total shareholders’ equity	45,846	155,008

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,632	$210,552

CYBERARK SOFTWARE LTD.

Consolidated Statements of Cash Flows

U.S dollars in thousands

	Year Ended Dec 31,
	2013	2014

Cash flows from operating activities:
Net income	$6,635	$9,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	475	746
Share based compensation expenses	403	1,573
Tax benefit related to exercise of share options	—	645
Deferred income taxes, net	(769)	45
Increase in trade receivables	(3,257)	(6,535)
Increase in prepaid expenses and other current and long-term assets	(920)	(159)
Increase (decrease) in trade payables	651	(145)
Changes in fair value of warrants to purchase preferred shares	1,446	4,309
Increase in short term and long term deferred revenues	9,410	7,682
Increase in employees and payroll accruals	2,651	3,501
Increase in accrued expenses and other current and long-term liabilities	3,191	2,182
Increase in accrued severance pay, net	243	42

Net cash provided by operating activities	20,159	23,840

Cash flows from investing activities:
Proceeds from short and long term deposits	8,735	2,533
Investment in short and long term deposits	(8,809)	(52,570)
Purchase of property and equipment	(752)	(1,408)

Net cash used in investing activities	(826)	(51,445)

Cash flows from financing activities:
Issuance of shares, net	—	88,468
Proceeds from exercise of options and warrants	159	942

Net cash provided by financing activities	159	89,410

Increase in cash and cash equivalents	19,492	61,805

Cash and cash equivalents at the beginning of the period	42,887	62,379

Cash and cash equivalents at the end of the period	$62,379	$124,184

CYBERARK SOFTWARE LTD.

Reconciliation of GAAP Measures to Non-GAAP Measures

U.S dollars in thousands (except per share data)

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Year Ended
	Dec 31,		Dec 31,
	2013	2014	2013	2014
	(unaudited)

Operating income	$2,658	$9,506	$9,079	$20,454
Share-based compensation	117	547	403	1,573

Non-GAAP operating income	$2,775	$10,053	$9,482	$22,027

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Year Ended
	Dec 31,		Dec 31,
	2013	2014	2013	2014
	(unaudited)

Net income	$1,396	$6,660	$6,635	$9,954
Share-based compensation	117	547	403	1,573
Warrant adjustment	647	—	1,446	4,309

Non-GAAP net income	$2,160	$7,207	$8,484	$15,836

Non-GAAP net income per share
Basic	$0.13	$0.24	$0.52	$0.90

Diluted	$0.08	$0.21	$0.31	$0.53

Weighted average number of shares
Basic	6,958,713	30,466,847	6,900,433	13,335,059

Diluted	27,005,453	34,673,940	27,334,994	29,704,730